Exhibit 99.1

ATA Reports Fiscal 2016 Second Quarter Financial Results

Company to Hold Conference Call on Thursday, November 12, 2015, at 8 a.m. ET

Beijing, China, November 11, 2015 (NY) / November 12 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal second quarter ended September 30, 2015 (“Second Quarter 2016”).

Second Quarter 2016 Financial and Operating Highlights (percentage changes and comparisons against fiscal second quarter ended September 30, 2014 (“Second Quarter 2015”))

•                  In September 2015, wholly owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) submitted its application to the National Equities Exchange and Quotations (“NEEQ”) in China to list on the New Third Board, the over-the-counter stock exchange in China

•                  Net revenues of RMB53.4 million (US$8.4 million), compared to RMB102.5 million, primarily due to the National Unified Certified Public Accountants (“CPA”) exam being held in Second Quarter 2015, while this year’s exam was held in Third Quarter 2016. Excluding the CPA exam, net revenues increased by 39.5% to RMB52.3 million in Second Quarter 2016 from RMB37.5 million in Second Quarter 2015. ATA successfully administered the CPA exam in October 2015.

•                  Gross profit of RMB24.4 million (US$3.8 million), compared to RMB46.5 million

•                  Loss from operations of RMB12.2 million (US$1.9 million), compared to income from operations of RMB9.3 million

•                  Net loss of RMB14.1 million (US$2.2 million), compared to net income of RMB8.8 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB10.7 million (US$1.7 million), compared to adjusted net income excluding share-based compensation expense and foreign currency exchange gain of RMB11.0 million

•                  Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2016 were both RMB0.46 (US$0.08).

•                  Delivered approximately 1.7 million billable tests, compared to 3.0 million, due to a change in timing of the CPA exam

•                  RMB215.3 million (US$33.9 million) in cash and cash equivalent and no long-term debt as of September 30, 2015

•                  Company initiated a share repurchase plan in September 2015, had repurchased 114,767 ADSs at an average stock price of US$3.43 by November 6, 2015

Fiscal Year 2016 Outlook

•                  For the fiscal year ending March 31, 2016 (“Fiscal Year 2016”), ATA expects net revenues of between RMB360.0 million and RMB380.0 million and non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at an early stage of business development.

•                  For the quarter ending December 31, 2015 (“Third Quarter 2016”), ATA expects net revenues of between RMB195.0 million and RMB205.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We were pleased to have delivered new exams for government and corporate clients during the period, which helped to offset a lumpy quarter as a result of the CPA exam taking place in Third Quarter 2016. The Company delivered 1.7 million billable exams in Second Quarter 2016, compared to 3.0 million exams in Second Quarter 2015. Excluding the CPA exam, the Company’s Second Quarter 2016 revenues and billable exams delivered increased from the prior-year period mainly due to the delivery of the new Fund Practitioners Certification Exam, which we announced in August. We successfully delivered this year’s CPA exam in October 2015, our fourth consecutive year of administering this exam, and we are pleased to report that this year’s exam saw record volumes, surpassing last year’s 1.6 million exams delivered across China. During Second Quarter 2016, we continued working to build and expand our client relationships in both the government and private sectors, and I am pleased to announce that we recently entered into a new contract with China Merchants Bank to administer its campus recruitment exams. As we work to take advantage of this positive momentum, we remain confident in our ability to secure additional contracts to grow our core testing services business in Fiscal Year 2016. As testing delivery continues to move away from the traditional pen-and-paper method, we believe ATA is the best-positioned company in the market to capitalize on this trend. During Second Quarter 2016, we invested in Brilent Inc., a Silicon Valley-based provider of an easy-to-use software tool that utilizes advances in machine learning, analytics and data science to revolutionize the way recruiters screen job candidates. With this strategic investment, we continued our strategy of collaborating with innovative education and HR services companies, which serves to expand upon ATA’s existing core competencies while building a portfolio of low-risk investments with the potential for considerable upside.”

Operating Review

In Second Quarter 2016, ATA delivered a total of 1.7 million billable tests, compared to 3.0 million billable tests in Second Quarter 2015, due to a change in timing of the CPA exam. The Company had a network of 3,170 authorized test centers throughout China as of September 30, 2015, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered approximately 70.3 million billable tests since it began operations in 1999.

GAAP Results

Second Quarter 2016

For Second Quarter 2016, ATA’s total net revenues were RMB53.4 million (US$8.4 million), compared to RMB102.5 million in Second Quarter 2015, primarily as a result of the CPA exam being held in Second Quarter 2015, while this year’s exam was held in Third Quarter 2016. Excluding the CPA exam, net revenues increased 39.5% to RMB52.3 million in Second Quarter 2016 from RMB37.5 million in Second Quarter 2015, primarily due to revenue contributions from the Fund Practitioners Certification Exam.

Gross profit for Second Quarter 2016 was RMB24.0 million (US$3.8 million), compared to RMB46.5 million in Second Quarter 2015. Gross margin was 45.6% in Second Quarter 2016, compared to 45.4% in Second Quarter 2015.

Loss from operations in Second Quarter 2016 was RMB12.2 million (US$1.9 million), compared to income from operations of RMB9.3 million in Second Quarter 2015.

Net loss for Second Quarter 2016 was RMB14.1 million (US$2.2 million), compared to net income of RMB8.8 million in Second Quarter 2015. For Second Quarter 2016, basic and diluted losses per common share were both RMB0.31 (US$0.05), compared to basic and diluted earnings per common share of RMB0.19 in Second Quarter 2015. Basic and diluted losses per ADS were both RMB0.62 (US$0.10) in Second Quarter 2016, compared to basic and diluted earnings per ADS of RMB0.38 in Second Quarter 2015.

Non-GAAP Measures

Adjusted net loss for Second Quarter 2016, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), totaled RMB10.7 million (US$1.7 million), compared to adjusted net income excluding share-based compensation expense and foreign currency exchange gain of RMB11.0 million in Second Quarter 2015. Basic and diluted losses per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2016 were both RMB0.23 (US$0.04).

Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2016 were both RMB0.46 (US$0.08), compared to basic and diluted earnings excluding share-based compensation expense and foreign currency exchange gain of RMB0.48 in Second Quarter 2015.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Second Quarter 2016 was 22.8 million. Each ADS represents two common shares.

Share Repurchase Plan

In September 2015, ATA’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$3.0 million of its issued and outstanding ADSs on the open market and through privately negotiated transactions. By November 6, 2015, the Company had repurchased 114,767 ADSs at an average stock price of US$3.43. This share repurchase plan continues through March 31, 2016. The Board may suspend or discontinue the repurchase program at any time. This repurchase program does not obligate ATA to make additional repurchases at any specific time or in any specific situation.

Guidance for Fiscal Year 2016 and for Third Quarter 2016

For Third Quarter 2016, ATA expects net revenues of between RMB195.0 million and RMB205.0 million.

For Fiscal Year 2016, ATA expects net revenues of between RMB360.0 million and RMB380.0 million and non-GAAP net income of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at an early stage of business development.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2016	Actual for the year ended March 31, 2015

Net Revenues	360.0-380.0	350.2
Non-GAAP Net Income	28.0-38.0	31.2

	Estimated for the quarter ending December 31, 2015	Actual for the quarter ended December 31, 2014

Net Revenues	195.0-205.0	123.0

Mr. Ma concluded, “ATA continues to make progress on its various growth initiatives. We expect Third Quarter 2016 to be strong as we work to secure new client contracts and continue to deliver the quality service our current clients have come to associate with ATA. In late September 2015, we announced that our subsidiary ATA Online had submitted its New Third Board listing application, and we anticipate a smooth review process. We believe prospective clients in China will more readily recognize ATA as a China-based company with the listing of its subsidiary ATA Online on the New Third Board and subsequently be more willing to consider ATA as its online testing services partner. Over the course of the past 18 months, ATA has also looked to partner with promising companies in the education/recruitment industries that we believe leverage our Company’s core competency in advanced testing technologies as well as our strong financial position and have the potential for tremendous upside with low financial risk. We continue to believe in the core principle of fairness in access to employment and remain confident in the value proposition that ATA’s leading testing technologies and philosophy offers to individuals, private corporations, and public institutions.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Second Quarter 2016 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Thursday, November 12, 2015, during which management will discuss the results of Second Quarter 2016. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	21460811

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/11475.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of September 30, 2015, ATA’s test center network comprised 3,170 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 70.3 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Third Quarter 2016 and Fiscal Year 2016 and statements regarding market demand and trends, the partnership with Brilent in the data analytics and the recruitment market, the potential growth and success of TOEFL study aid product Cece TOEFL and the expected launch of its accompanying mobile application, the smooth review process and the listing of ATA Online on the New Third Board, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2015, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2015.

The selected unaudited financial results for the Second Quarter 2016 announced today are subject to adjustments. The anticipated results for the Second Quarter 2016 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Second Quarter 2016 ended September 30, 2015, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.3556 to US$1.00, the noon buying rate as of September 30, 2015, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2015	2015	2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalent	240,295,371	215,327,965	33,880,037
Accounts receivable, net	48,150,046	75,370,684	11,858,941
Prepaid expenses and other current assets	24,505,249	20,898,448	3,288,195
Total current assets	312,950,666	311,597,097	49,027,173

Equity method investments	35,729,848	55,081,208	8,666,563
Property and equipment, net	62,720,375	59,453,371	9,354,486
Goodwill	31,011,902	31,011,902	4,879,461
Intangible assets, net	943,769	847,332	133,321
Other assets	11,887,740	12,190,326	1,918,045
Total assets	455,244,300	470,181,236	73,979,049

Current liabilities:
Accrued expenses and other payables	54,415,425	54,832,328	8,627,403
Deferred revenues	21,742,735	37,854,841	5,956,140
Total current liabilities	76,158,160	92,687,169	14,583,543

Deferred revenues	1,763,732	1,646,517	259,066
Total liabilities	77,921,892	94,333,686	14,842,609

Shareholders’ equity:
Common shares	3,513,718	3,526,080	554,799
Treasury shares	(8,201,045)	(8,286,542)	(1,303,817)
Additional paid-in capital	387,502,800	392,527,675	61,760,916
Accumulated other comprehensive loss	(27,176,682)	(25,672,697)	(4,039,382)
Retained earnings	21,683,617	13,753,034	2,163,924
Total shareholders’ equity	377,322,408	375,847,550	59,136,440
Total liabilities and shareholders’ equity	455,244,300	470,181,236	73,979,049

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	96,616,048	45,148,077	7,103,669
Test preparation and training solutions	1,787,306	1,703,041	267,958
Other revenue	4,074,594	6,584,907	1,036,080
Total net revenues	102,477,948	53,436,025	8,407,707
Cost of revenues	55,980,456	29,046,033	4,570,148
Gross profit	46,497,492	24,389,992	3,837,559

Operating expenses:
Research and development	9,129,927	9,054,795	1,424,696
Sales and marketing	11,319,924	9,812,271	1,543,878
General and administrative	16,739,679	17,727,025	2,789,198
Total operating expenses	37,189,530	36,594,091	5,757,772
Income (loss) from operations	9,307,962	(12,204,099)	(1,920,213)

Other income (expense):
Share of losses of equity method investment	—	(2,362,363)	(371,698)
Interest income	503,764	541,651	85,224
Foreign currency exchange loss (gain), net	348,986	(1,430,511)	(225,079)
Total other income (loss)	852,750	(3,251,223)	(511,553)
Income (loss) before income taxes	10,160,712	(15,455,322)	(2,431,766)

Income tax expense (benefit)	1,329,804	(1,386,625)	(218,174)
Net income (loss)	8,830,908	(14,068,697)	(2,213,592)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	709	1,765,112	277,725
Comprehensive income (loss)	8,831,617	(12,303,585)	(1,935,867)

Basic earnings (losses) per common share	0.19	(0.31)	(0.05)

Diluted earnings (losses) per common share	0.19	(0.31)	(0.05)

Basic earnings (losses) per ADS	0.38	(0.62)	(0.10)

Diluted earnings (losses) per ADS	0.38	(0.62)	(0.10)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six-month Period Ended
	September 30,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	175,851,770	136,522,916	21,480,728
Test preparation and training solutions	2,596,830	2,548,461	400,979
Other revenue	8,346,823	11,893,301	1,871,310
Total net revenues	186,795,423	150,964,678	23,753,017
Cost of revenues	92,790,375	72,442,859	11,398,272
Gross profit	94,005,048	78,521,819	12,354,745

Operating expenses:
Research and development	18,816,887	17,176,204	2,702,531
Sales and marketing	22,851,691	20,269,967	3,189,308
General and administrative	35,167,781	44,482,822	6,998,996
Total operating expenses	76,836,359	81,928,993	12,890,835
Income (loss) from operations	17,168,689	(3,407,174)	(536,090)

Other income (expense):
Share of losses of equity method investment	—	(2,494,246)	(392,449)
Interest income	1,824,050	1,435,037	225,791
Foreign currency exchange gain (loss), net	(623,434)	(1,489,716)	(234,394)
Total other income (loss)	1,200,616	(2,548,925)	(401,052)
Income (loss) before income taxes	18,369,305	(5,956,099)	(937,142)

Income tax expense	4,932,894	1,974,484	310,668
Net income (loss)	13,436,411	(7,930,583)	(1,247,810)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	19,014	1,503,985	236,639
Comprehensive income (loss)	13,455,425	(6,426,598)	(1,011,171)

Basic earnings (losses) per common share	0.28	(0.17)	(0.03)

Diluted earnings (losses) per common share	0.28	(0.17)	(0.03)

Basic earnings (losses) per ADS	0.56	(0.34)	(0.06)

Diluted earnings (losses) per ADS	0.56	(0.34)	(0.06)

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2015	2014	2015
	RMB	RMB	RMB	RMB

GAAP net income (loss)	8,830,908	(14,068,697)	13,436,411	(7,930,583)
Share-based compensation expenses	2,539,366	1,941,574	5,697,790	5,755,570
Foreign currency exchange (gain) loss, net	(348,986)	1,430,511	623,434	1,489,716
Non-GAAP net income (loss)	11,021,288	(10,696,612)	19,757,635	(685,297)

GAAP earnings (losses) per common share
Basic	0.19	(0.31)	0.28	(0.17)
Diluted	0.19	(0.31)	0.28	(0.17)

Non-GAAP earnings (losses) per common share
Basic	0.24	(0.23)	0.42	(0.02)
Diluted	0.24	(0.23)	0.42	(0.02)